[EXHIBIT (a)(3)]
FORM OF CONFIRMATION TO EMPLOYEES
OF RECEIPT OF ELECTION TO PARTICIPATE
[To be sent to all participants by the IXIA STOCK PLAN ADMINISTRATOR via e-mail promptly after receipt of the Election to Participate]
This message confirms that Ixia has received your Election to Participate in the option exchange program. If Ixia completes the option exchange program and unless the Ixia Stock Plan Administrator receives a Notice of Withdrawal in the form attached hereto before 9:00 p.m., Pacific Time, on August 5, 2008, the options you have indicated on your Election to Participate will be cancelled and new options will be granted to you, subject to the terms and conditions of the option exchange program.
If you have any questions about this message, please contact Karolyn Flesher, Ixia Stock Plan Administrator, by e-mail at kflesher@ixiacom.com.